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20014128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

AUG 28 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44339

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/19** (MM/DD/YY) AND ENDING **06/30/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FELDMAN, INGARDONA & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Butterfield Road, Suite 170
(No. and Street)

Downers Grove	**Illinois**	**60515**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William M. Feldman **(630) 663-1800**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

FEDLMAN, INGARDONA & CO.

SEC Mail Processing

August 26, 2020 AUG 28 2020

Washington, DC

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F. Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 17A-5(d) under the Securities Exchange Act of 1934, please find enclosed the following:

- One (1) set of the audited financial statements for Feldman, Ingardona & Co. as of June 30, 2020 including the Exemption Report.

Should you have any questions concerning these statements, please contact the undersigned directly.

Very truly yours,

William M. Feldman
Chairman & Chief Executive Officer

Enclosures

2001 Butterfield Road, Suite 170, Downers Grove, IL 60515-1050
Telephone: 630.663.1800 800.457.8396 Facsimile: 630.663.9572
www.feldmaningardona.com

FELDMAN, INGARDONA & CO.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

June 30, 2020

OATH OR AFFIRMATION

I, **William M. Feldman**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Feldman, Ingardona & Co.** as of **June 30, 2020** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman and Chief Executive Officer
Title

Subscribed and sworn to before me this

14th day of August, 2020

"OFFICIAL SEAL"
PHILIP C RYAN
Notary Public, State of Illinois
My Commission Expires 8/20/2020

Notary Public

This report** contains (check all applicable boxes)

[**x**] (a) Facing Page.
[**x**] (b) Statement of Financial Condition.
[**x**] (c) Statement of Income (Loss).
[**x**] (d) Statement of Cash Flows.
[**x**] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[**x**] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[**x**] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[**x**] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[**x**] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[**x**] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[**x**] (n) A copy of the Exemption Report.
[ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Feldman, Ingardona & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Feldman, Ingardona & Co. (the "Company") as of June 30, 2020, the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Feldman, Ingardona & Co. as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Feldman, Ingardona & Co.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Feldman, Ingardona & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Feldman, Ingardona & Co.'s auditor since 1999.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Feldman, Ingardona & Co.'s financial statements. The supplemental information is the responsibility of Feldman, Ingardona & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
August 14, 2020

FELDMAN, INGARDONA & CO.

Statement of Financial Condition

June 30, 2020

Assets		
Cash	$	80,551
Receivable from broker-dealer		412,295
Right-of-use asset		182,575
Other assets		40,713
	$	716,134
Liabilities and Shareholders' Equity		
Liabilities:		
Lease liability	$	183,198
Accounts payable and accrued expenses		43,387
		226,585
Shareholders' equity:		
Common stock, no par value; 100,000 shares authorized; 100 shares issued and outstanding		1,000
Additional paid-in capital		399,000
Retained earnings		89,549
		489,549
	$	716,134

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Operations

Year Ended June 30, 2020

Revenues		
Fees and commissions	$	5,202,212
Other		80,672
		5,282,884
Expenses		
Officer and employee compensation and benefits		877,315
Occupancy and equipment costs		174,748
Commissions, brokerage and clearing charges		65,995
Travel and entertainment		45,356
Office supplies		38,269
Insurance		23,214
Regulatory fees		21,983
Professional fees		30,500
Communications		9,488
Other operating expenses		85,565
		1,372,433
Net income	$	3,910,451

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Changes in Shareholders' Equity

Year Ended June 30, 2020

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance at July 1, 2019	$ 1,000	$ 399,000	$ 79,098	$ 479,098
Dividends paid	-	-	(3,900,000)	(3,900,000)
Net income	-	-	3,910,451	3,910,451
Balance at June 30, 2020	$ 1,000	$ 399,000	$ 89,549	$ 489,549

FELDMAN, INGARDONA & CO.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended June 30, 2020

Balance at July 1, 2019	$ -
Borrowings / Repayments	-
Balance at June 30, 2020	$ -

See accompanying notes.

FELDMAN, INGARDONA & CO.

Statement of Cash Flows

Year Ended June 30, 2020

Cash flows from operating activities		
Net income	$	3,910,451
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from broker-dealer		92
Right-of-use asset		(182,575)
Other assets		(16,609)
Increase in operating liabilities:		
Lease liability		183,198
Accounts payable and accrued expenses		12,110
Net cash provided by operating activities		3,906,667
Cash flows from financing activities		
Dividends paid		(3,900,000)
Net cash used in financing activities		(3,900,000)
Net increase (decrease) in cash		6,667
Cash at beginning of year		73,884
Cash at end of year	$	80,551

See accompanying notes.

1. Organization and Business

Feldman, Ingardona & Co. (the "Company"), an Illinois corporation, is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily with retail customers that are located throughout the United States and introduces that business on a fully-disclosed basis to a clearing broker.

2. Summary of Significant Accounting Policies

Revenue Recognition
Transactions in securities are recorded on the trade date (See Note 5, Revenue from Contracts with Clients).

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Leases
In February 2016, FASB amended the guidance on accounting for leases. The new guidance required leases to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by the qualifying leases. The recognition, measurement and presentation of the expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance during 2019 and elected to use the effective date as July 1, 2019. New guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. For further information, see Note 6 – Commitments. The Company elected to apply the "package of practical expedients," which permits it not to reassess prior conclusions on existing leases regarding lease indemnification, lease classification and initial direct costs.

At adoption the Company recognized lease liabilities of $31,464, representing the present value of the remaining fixed payments on the office lease in effect at that time based on the incremental borrowing rates as of July 1, 2019. Changes in lease liabilities are based on current interest expense and cash payments. The Company also recognized ROU assets of $31,464 at adoption, which represents the measurement of the lease liabilities, initial direct costs incurred by the Company and lease incentives received. The Company entered into a new office lease in January 2020 for the period March 1, 2020 to February 29, 2024. At that time the Company recognized lease liabilities of $192,957, representing the present value of the fixed payments on the new office lease based on incremental borrowing rates at that time. The Company also recognized ROU assets of $192,957 at that time.

2. Summary of Significant Accounting Policies, Continued

Income Taxes

The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The stockholders are liable for individual income taxes on the Company's taxable income.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2016. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended June 30, 2020.

3. Off-Balance Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations (see Note 7 regarding guarantees). In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and includes commissions received on securities transactions, money market funds and deposits. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

4. Fair Value Disclosure

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At June 30, 2020, the Company held no Level 1, Level 2 or Level 3 investments.

5. Revenue from Contracts with Clients

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers effective in 2018. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

6. Commitments

The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842, *Leases*. That guidance was amended to require public business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The amendment was effective for the Company's fiscal year beginning after December 15, 2018.

The Company leases office space under a non-cancelable operating lease agreement that expires on February 29, 2024. Rent expense for the year ended June 30, 2020 totaled approximately $79,000.

The approximate minimum annual rental commitments under non-cancelable operating leases as of June 30, 2020 are as follows:

Year Ending June 30,	Amount
2021	$ 50,176
2022	$ 51,422
2023	$ 52,669
2024	$ 35,667
Total Lease Payments	$ 189,934
Less Imputed Interest	($ 6,736)
Present Value of Lease Liability	$ 183,198

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected the "alternative method." Under this rule and method, the Company is required to maintain "net capital" equivalent to the greater of $250,000 or 2 percent of "aggregate debit items," whichever is greater, as these terms are defined.

At June 30, 2020, the Company had net capital and net capital requirements of $442,563 and $250,000, respectively.

8. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. (See Note 3 regarding clearing guarantees).

9. Subsequent Events

The Company has evaluated the events and transactions that have occurred through August 14, 2020, the date the financial statements were issued, and noted no items requiring disclosure in the Company's financial statements.

In July 2020 the Company recorded net income of $281,445 and paid dividends to shareholders totaling $220,000.

SUPPLEMENTAL SCHEDULES

FELDMAN, INGARDONA & CO.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

Year Ended June 30, 2020

Computation of net capital		
Total shareholders' equity		$ 489,549
Deductions and/or charges:		
Non-allowable assets:		
Other assets	$ 40,713	(40,713)
Net capital before haircuts on securities positions		448,836
Haircuts on securities:		
Trading and investment securities:		
Money market securities	$ 6,273	(6,273)
Net capital		$ 442,563
Computation of alternate net capital requirement		
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital in excess of net capital requirement		$ 192,563
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement		$ 142,563

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of June 30, 2020.

See accompanying notes.

FELDMAN, INGARDONA & CO.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Year Ended June 30, 2020

The Company did not handle any customer cash or securities during the year ended June 30, 2020 and does not carry any securities accounts for customers or perform custodial functions relating to customer securities.

FELDMAN, INGARDONA & CO.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

Year Ended June 30, 2020

The Company did not handle any customer cash or securities during the year ended June 30, 2020 and does not carry any securities accounts for customers or perform custodial functions relating to customer securities.

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Feldman, Ingardona & Co.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Feldman, Ingardona & Co. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year June 30, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
August 14, 2020

The Exemption Report

We, as members of management of Feldman, Ingardona & Co., are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii) ("exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year June 30, 2020 without exception.

William M. Feldman
Chairman & Chief Executive Officer

August 14, 2020

Date

S|P SHARESPOST

August 26, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

San Francisco Regional Office
44 Montgomery Street, Suite 2800
San Francisco, CA 94104

Enclosed is a copy of the Unauditied Statement of Financial Condition of SharesPost Financial Corporation as of June 30, 2020.

Sincerely,

Sandra Flaviani
Principal Financial & Operations Officier/FINOP

SHARESPOST FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION (UNAUDITED) AS OF
JUNE 30, 2020

SharesPost Financial Corporation
Statement of Financial Condition
June 30, 2020
(Unaudited)

Assets

Cash	$	5,879,996
Cash segregated and on deposit for regulatory purposes (See Note 12)		240,436
Commissions receivable (See Note 4)		947,295
Internally developed software-net (See Note 6)		3,317,825
Other assets		407,118
Total Assets	$	10,792,670

Liabilities and Shareholder's Equity

Liabilities:		
Accrued bonus compensation (See Note 7)	$	1,986,640
Payable to brokerage clients		20,411
Accrued interest on subordinated borrowings (See Note 9)		18,958
Accrued expenses and other liabilities		527,842
Due to affiliates		1,025,934
Payment Protection Program Loan (See Note 8)		772,900
Subordinated borrowings (See Note 9)		1,500,000
Total Liabilities		5,852,685
Shareholder's equity:		
Common stock, 20,000,000 shares of $0.001 par value authorized and 105,000 shares issued and outstanding		105
Additional paid-in capital		4,690,920
Retained Earnings		248,960
Total Shareholder's Equity		4,939,985
Total Liabilities and Shareholder's Equity	$	10,792,670

See Accompanying Notes to the Financial Statements

SharesPost Financial Corporation
Notes to Financial Statements
June 30, 2020
(Unaudited)

1. ORGANIZATION AND NATURE OF OPERATIONS

SharesPost Financial Corporation (the "**Company**"), is a wholly-owned subsidiary of SharesPost, Inc. (the "**Parent**"). The Company is registered with the Securities and Exchange Commission ("**SEC**") as a securities broker-dealer and an alternative trading system ("**ATS**") and is a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"). The Company primarily operates as a broker-dealer in private securities transactions.

2. BASIS OF PRESENTATION, FINANCIAL STATEMENT DESCRIPTIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—These financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates—The preparation of the financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period presented. These estimates are based on information available as of the date of the financial statements; therefore, actual amounts may differ from these estimates.

Cash—The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash segregated and on deposit for regulatory purposes —Pursuant to applicable regulations, client cash balances are segregated into accounts maintained for the exclusive benefit of clients.

Fair Value Measurements—The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant.

Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.

Level 2—Quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.
The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the assets or liability.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were no transfers between levels during the period ended June 30, 2020.

Internally Developed Software—Net—Capitalized internally developed software is stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets of 4 years. The Company capitalizes the development of its back-office and client facing technologies in accordance with *ASC 350-40, Internal Use Software*. The Company internally develops and outsources the development of its technologies to various third parties and capitalizes costs incurred in the application development stage. Training, maintenance, repairs and minor replacements are charged to expense when incurred.

Goodwill and Other Intangibles—Goodwill was acquired through the purchase of a broker-dealer, which was later renamed to SharesPost Financial Corporation, and is recorded in other assets on the balance sheet at $55,000.

The Company evaluates goodwill for impairment on an annual basis and in periods when events or changes indicate the carrying value may not be recoverable. For the year ended December 31, 2019, the Company elected to perform a qualitative analysis to determine whether it was more likely than not that the fair value of its equity was less than the carrying value. As a result of this assessment, the Company determined that it was not necessary to perform a quantitative impairment test and concluded that its goodwill was not impaired as of December 31, 2019.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred taxes assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating losses, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of the operations in the period that includes the enactment date. Deferred income tax expense (benefit) represents the change during the periods in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

The company evaluates and accounts for uncertain tax positions in accordance with *ASC 740, Income Taxes*. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company is not currently under any income tax audits. The statute of limitations is closed for federal tax purposes for all years prior to December 31, 2016, and state tax purposes for all years prior to December 31, 2015.

The Company has material amounts of restricted cash and cash equivalents due to its business as a broker-dealer. As a result of the adoption, changes in cash and restricted cash included in the cash segregated and on deposit for regulatory purposes in the financial statements are now presented with changes in cash in the statement of cash flows.

3. NEW ACCOUNTING STANDARDS

New Accounting Pronouncement ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset"). The updated standard is e
years beginning after December 15, 2018 and the Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Firm to (i) apply the new standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2019 will not be revised. The lease is not in the name of the Company, but is in the name of the Parent. An expense sharing agreement has been established as described in Note 5 below.

New Accounting Pronouncement ASU 740 Income Taxes

In December 2019 the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2019-12, Income Taxes ("ASU 740"). The new accounting standard specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate entity financial statements; however, an entity may elect to do so, on an entity basis, for a legal entity that is both not subject to tax and disregarded by the taxing authority. The updated standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after adoption in any interim period for which financial statements have not yet been made available for issuance. The Company files a consolidated federal tax return and combined California and New York state income tax returns with the Parent and will evaluate the impact of this guidance on its statement of financial condition.

4. COMMISSIONS RECEIVABLE

On June 30, 2020, the Company had $947,295 in commission receivables with respect to completed transactions in private company shares due from transacting parties.

The Company uses delinquency status of receivables from clients and clearing organizations and records an allowance for doubtful accounts, as needed. No allowance was recorded as of June 30, 2020.

5. RELATED PARTY TRANSACTIONS

The Company is party to a services agreement with the Parent effective February 2017 (the "Services Agreement"). The Services Agreement allows the Parent to provide certain services to the Company and allocate certain direct expenses to the Company.

Under the Services Agreement, the Parent allocates to the Company a pro-rata amount of compensation and benefits of Parent personnel performing functions in support of the Company. All personnel are employees of the Parent. The Company also allocates from the Parent costs related to occupancy, including rent, technology, and communication as well as expenses related to professional services received. The pro-rata allocation of these costs is based on an estimated amount of the use of such services by the Company, which is reviewed by management at least annually.

The Parent has adopted a stock option plan under which it grants to its employees, including those employees which are shared with the Company under the Services Agreement, options to purchase the Parent's stock. None of the option awards granted or the related expenses of the Parent are allocated to the Company as the parties to the Services Agreement agree that awards are granted for the individual's support of the Parent's long term strategic goals, profitability, and growth, regardless of the individual's role within the organization. The equity awards are treated in this manner as they are indirect expenses of the Company.

An affiliate of the Company is an advisor ("Advisor") to the SharesPost 100 Fund (the "**Fund**"), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end, management investment company that is operated as an interval fund. The Fund invests in the equity securities of certain private, operating, late-stage, growth companies primarily comprising the SharesPost 100, a list of companies selected and maintained by the affiliate of the Parent. During the period ending June 30, 2020, the Company facilitated transactions in private company securities in which the Fund was the buyer of such securities.

During the period ending June 30, 2020, the Company entered into an Intercompany Services Agreement (the "Agreement") with the Advisor which allows the Company to act as a non-exclusive placement agent with respect to funds managed by the Advisor for the purpose of investing in private equity securities on a best efforts basis. In consideration for the services rendered, the Company earns a placement fee pursuant to the offering and operating agreements of the funds.

During the period ending June 30, 2020, the Company also entered into Commission Agreements with affiliated entities with respect to the purchase of private company shares.

6. INTERNALLY DEVELOPED SOFTWARE-NET

The Company provides private company information, valuation tools and curated content to its clients online. The cost the Company incurs to develop the valuation tools, the investment workflows and to display the content are capitalized and amortized over their expected useful life, which the Company has estimated to be four years. On June 30, 2020, the Company had $3,317,825 in unamortized internally developed software.

	June 30, 2020
Beginning balance	$ 3,204,639
Additions	840,009
Disposals	-
Amortization	(726,823)
Ending balance	$ 3,317,825

Expected amortization expense through the year ended December 31, 2024 is as follows:

Year	Amortization
2020 (six months)	$ 724,571
2021	1,247,437
2022	860,416
2023	437,103
2024	48,297
Total	$ 3,317,825

7. ACCRUED BONUS COMPENSATION

The Company has a compensation plan for its registered representatives by which such registered representatives earn a bonus on a quarterly basis equal to a percentage of commissions and placement fee revenues in excess of certain thresholds and less certain costs. The Company had an accrued bonus pool with respect to this compensation plan on June 30, 2020 of $1,768,578.

The Company has a compensation plan for employees, other than registered representatives, by which such employees earn an annual discretionary bonus based upon individual and Company performance metrics as determined by management and subject to approval by the Board of Directors. The Company had an accrued bonus pool with respect to this compensation plan on June 30, 2020 of $218,062.

8. PAYMENT PROTECTION PROGRAM LOAN

In May 2020, the Company received loan proceeds in the amount of $772,900 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The PPP Loan is evidenced by a promissory note, dated as of May 5, 2020 (the "Note"), between the Company, as Borrower, and First Republic Bank, as Lender (the "Lender"). The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance. No payments of principal or interest are due during the six-month period beginning on the date of the Note (the "Deferral Period").

The Company intends to use the entire loan amount for qualifying expenses. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued until such unforgiven portion is paid in full.

9. SUBORDINATED BORROWINGS

To manage its regulatory capital, the Company has a subordinated loan agreement with the Parent in the amount of $1,500,000 which matures on May 10, 2021, pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. The agreement is subordinated to the claims of general creditors and to the extent these borrowings are required for continued compliance with minimum net capital requirements, they may not be repaid. Interest accrued on the subordinated borrowings was $18,858 at June 30, 2020.

10. INCOME TAXES

At June 30, 2020, the Company had net deferred tax assets totaling $240,257. Under generally accepted accounting principles, the Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The tax effects of temporary differences and carry forwards that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

		June 30, 2020
Deferred Tax Assets:		
Accrued Vacation	$	43,783
Accrued Bonuses		61,558
Internally developed software		152,614
Total Deferred Tax Assets:		257,955
Total Deferred Tax Liabilities:		
Accrued Bonus Sec. 481(a)		(17,698)
		(17,698)
Valuation Allowance		240,257
Total, Net Deferred Tax Asset (Liability):	$	-

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate to internally developed software amortized for tax over 60 months and amortized for book over 48 months, accrued vacation and bonuses to employees that is deductible for tax when paid. The Company provided a valuation allowance against its deferred tax assets at June 30, 2020 as the Company believes it will not realize its deferred tax assets in the consolidated income tax filings with the Parent.

Uncertain Tax Positions:
The Company adopted the provisions of FASB ASC 740-10 on January 1, 2009. The adoption of FASB ASC 740-10 did not result in any changes to tax assets or liabilities or tax expense (benefit) as the Company believes that all tax positions taken on tax returns filed with taxing authorities are certain and satisfy the more likely than not of being sustained standard.

11. FAIR VALUE OF ASSETS AND LIABILITIES

Financial instruments include cash, segregated cash, commissions receivable, payable to brokerage clients, accrued expenses and other assets and liabilities. The carrying amount of each of these instruments approximates its fair value due to the short-term nature and liquidity of the instruments.

The following table presents the carrying values and estimated fair values at June 30, 2020 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Cash	$ 5,879,996	$ -	$ 5,879,996	$ -	$ 5,879,996
Cash segregated and on deposit for regulatory purposes	240,436	-	$ 240,436	-	240,436
Commissions receivable (See Note 4)	947,295	-	$ 947,295	-	947,295
Other assets	352,118	-	$ 352,118	-	352,118
Total Assets	$ 7,419,845	$ -	$ 7,419,845	$ -	$ 7,419,845
Liabilities					
Accrued bonus compensation (See Note 7)	$ 1,986,640	$ -	$ 1,986,640	$ -	$ 1,986,640
Payable to brokerage clients	20,411	-	$ 20,411	-	20,411
Accrued interest on subordinated borrowings	18,958	-	$ 18,958	-	18,958
Accrued expenses and other liabilities	527,842	-	$ 527,842	-	527,842
Due to affiliates	1,025,934	-	$ 1,025,934	-	1,025,934
Payment Protection Program Loan (See Note 8)	772,900		$ 772,900	-	772,900
Subordinated borrowings	1,500,000	-	$ 1,500,000	-	1,500,000
Total Liabilities	$ 5,852,685	$ -	$ 5,852,685	$ -	$ 5,852,685

12. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company may not repay subordinated borrowings if such payment would result in net capital amount of less than 120 percent of the minimum dollar amount required. At June 30,2020, the Company had net capital of $2,474,051, which was $2,224,051 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .9255 to 1.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included in cash segregated and on deposit for regulatory purposes represent actual balances on deposit; whereas, cash required to be segregated and on deposit for regulatory purposes at June 30, 2020 totaled $248,311. On July 1, 2020, the Company deposited $7,875 to its segregated reserve bank accounts.

13. CONTINGENCIES AND OTHER REGULATORY MATTERS

Legal Matters—The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, The Company believes that the final disposition of such matters will not have a material adverse effect on the Company's consolidated financial statements.

Regulatory Matters—The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by

regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company or any of its subsidiaries.

14. SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2020, through the date the statement of financial condition was issued.

On May 10, 2020, SharesPost, Inc. entered into a merger agreement with Forge Global, Inc. ("Forge"). Upon closing of the transactions, SharesPost, Inc., along with several of its subsidiaries, including the Company, will become wholly-owned subsidiaries of Forge. The merger consideration is compromised of cash, Forge preferred and common shares, and Forge warrants. The transaction is expected to close in the third quarter of 2020, pending regulatory approval.

Subsequent to June 30, 2020 the Company paid $1,215,000 to the Parent towards payment of June and July 2020 services under its Services Agreement described in Note 5.

There have been no other material subsequent events that have occurred during such period that would require disclosure or would be required to be recognized.